Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 11, 2021

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:     Ace Global Business Combination Limited

Registration Statement on Form S-1

Filed February 9, 2021

File No. 333-252878

Dear SEC Officers:

On behalf of our client, Ace Global Business Combination Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated March 9, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

March 11, 2021 Page 2

Prospectus Summary

Automatic liquidation if no business combination, page 20

1.	We note your disclosure that your 15-month deadline may be extended three times by an additional three months each time, for a total of up to 24 months to complete a business combination. Please amend your disclosure to clarify whether shareholders may redeem their shares in connection with any proposal to extend the deadline beyond 15 months.

Response: The disclosure throughout the Amended S-1 has been revised in accordance with the Staff’s comment. A risk factor relating to the extensions was added on page 24.

Certain Transactions, page 96

2.	Throughout your filing, you refer to "insider shares" and "founder shares," and it appears that your insider shares were issued in a November 2020 private placement, but we were unable to find disclosure describing the transaction by which you issued the "founder shares" to your sponsor. Please amend your disclosure to describe the transaction by which you issued these founder shares. If you are referring to insider shares and founder shares interchangeably, please amend your disclosure for clarity.

Response: The disclosure throughout the Amended S-1 has been revised to eliminate the term “founder shares” and replace it with “insider shares”. The terms refer to the same shares.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner